May 6, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AFB Limited

Registration Statement on Form S-1/A

Filed April 18, 2024

File No. 333-279184

To the men and women of the SEC:

On behalf of AFB Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 25, 2024 addressed to Mr. Tak Chun Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on April 18, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 3 to Registration Statement on Form S-1 filed April 18, 2024

Prospectus Summary

Summary of risk factors, page 2

1. We note your response to prior comment 4 and reissue in part. Please revise your summary of risk factors to provide a specific cross-reference to the heading of the individual related risk factor and the page number at which it is located. In this regard, we note that your revised summary only provides cross-references to sections of risk factors (e.g., "Risks relating to our company and our industry") rather than individual headings of the risk factors beginning at page 4 (e.g., "Our business and reputation could be at risk if we do not...").

Company Response:

We have revised the cross reference of risk factors on page 2 accordingly.

At the time of this prospectus, we are not obligated..., page 6

2. We note your response to prior comment 6 and reissue in part. Where you state that you "are not covered by the permissions requirements from...Cyberspace Administration of China (CAC)," revise to also state, if true, that you are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC). Make conforming revisions where this disclosure appears on the cover page.

Company Response:

We have revised the risk factor on page 6 accordingly.

3. We note your response to prior comment 7 and reissue in part. State to what extent the company believes that it is compliant with the Hong Kong cybersecurity and data security regulations specified in this section, and make conforming revisions to the cover page. Additionally, please relocate your discussion of "compliance with these regulations" and the penalties of non-compliance so that it comes after the list of the relevant regulations, to provide context for investors. In the paragraph beginning "Compliance with these regulations..." on the cover page, similarly revise to clarify that you are discussing Hong Kong cybersecurity and data security regulations.

Company Response:

We have revised the risk factor on page 6 accordingly.

Dilution, page 19

4. Please revise to include the estimated offering expenses that you anticipate paying out of the offering proceeds.

Company Response:

We have revised the dilution table on page 19 accordingly.

Statement of Operations and Comprehensive Loss, page F-4

5. Refer to your response to prior comment 11. Pursuant to Question 1 of SAB 1.B.1, the historical income statements of a company should reflect all of its costs of doing business. Pursuant to ASC 845-10-30-1, in general, accounting for nonmonetary transactions should be based on the fair values of services involved, which is the same basis as used in monetary transactions. By analogy to SAB 5.T, the fair value of services transferred should be reflected as an expense in the company's financial statements with a corresponding credit to contributed or paid-in capital. In view of the preceding, please revise your financial statements to reflect as cost of revenue the fair value of the services provided by your chief executive officer and any other expenses incurred in generating revenue for the company.

Company Response:

Our financial statements, and associated disclosures, have been revised accordingly throughout.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 6, 2024

/s/ Tak Chun Wong

Tak Chun Wong

Chief Executive Officer